Aphios Pharma LLC

Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

APHIOS PHARMA LLC

TABLE OF CONTENTS

To the Manager of
Aphios Pharma LLC
Woburn, Massachusetts

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Aphios Pharma LLC (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aphios Pharma LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aphios Pharma LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company is a business that has not yet generated revenues or profits since inception, has sustained losses of $15,935 and $1,976 for the years ended December 31, 2020 and 2019, respectively, and lacks liquidity to satisfy its obligations as they come due with just $1,386 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aphios Pharma LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aphios Pharma LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aphios Pharma LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA LLC

Denver, Colorado
July 9, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

APHIOS PHARMA LLC
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,386	$ 1,524
Due from related party	25,915	41,712
Total Current Assets	27,301	43,236
TOTAL ASSETS	$ 27,301	$ 43,236
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable	$ -	$ -
Total Current Liabilities	-	-
Member's Equity:		
Membership Units, unlimited units authorized, 20,046,502 units issued and outstanding as of both December 31, 2020 and 2019	27,301	43,236
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 27,301	$ 43,236

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	2020	2019
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	5,765	1,976
Sales and marketing	9,955	-
Total Operating Expenses	15,720	1,976
Loss from operations	(15,720)	(1,976)
Other Income/(Expense):		
Interest expense	(215)	-
Total Other Income/(Expense):	(215)	-
Net loss	$ (15,935)	$ (1,976)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

	Number of Units	Total Member's Equity/(Deficit)
Balance at January 1, 2019	20,000,000	$ (12)
Net loss	-	(1,976)
Issuance of membership units	46,502	46,502
Offering costs	-	(1,278)
Balance at December 31, 2019	20,046,502	43,236
Net loss	-	(15,935)
Balance at December 31, 2020	20,046,502	$ 27,301

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

APHIOS PHARMA LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows From Operating Activities		
Net loss	$ (15,935)	$ (1,976)
Net Cash Used In Operating Activities	(15,935)	(1,976)
Cash Flows From Financing Activities		
Proceeds from/(advances to) related party	15,797	(41,962)
Proceeds from issuance of member units	-	46,502
Offering costs	-	(1,278)
Net Cash Provided By Financing Activities	15,797	3,262
Net Change in Cash	(138)	1,286
Cash at Beginning of Period	1,524	238
Cash at End of Period	$ 1,386	$ 1,524
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 215	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Aphios Pharma LLC (the "Company") is a limited liability company organized July 6, 2018 under the laws of Delaware. The Company was organized to deliver, develop, and commercialize cannabis-based drugs for the central nervous system and other debilitating disorders.

As of December 31, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and raising capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company's year-end is the calendar year.

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdictions.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits since inception, has sustained losses of $15,935 and $1,976 for the years ended December 31, 2020 and 2019, respectively, and lacks liquidity to satisfy its obligations as they come due with just $1,386 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: RELATED PARTY TRANSACTIONS

Related Party Transactions

The Company has advanced funds to a member of the Company. As of December 31, 2020 and 2019, the amount due to the member totaled $25,915 and $41,712, respectively. The advance bears no interest and is considered receivable on demand.

NOTE 5: MEMBER'S EQUITY/(DEFICIT)

The Company has authorized an unlimited number of membership units. On July 6, 2018 (inception) 100,000,000 units were granted in exchange for $0. On December 10, 2018, the Company recapitalized to reduce the number of outstanding units from 100,000,000 units to 20,000,000 units. 20,046,502 membership units were issued and outstanding as of both December 31, 2020 and 2019.

During 2019, the Company had sought to raise up to $1,070,000 in an offering of its membership units pursuant to an offering under Regulation Crowdfunding, where 46,502 units were issued at $1.00 per unit, resulting in proceeds of $46,502.

The Company also incurred $1,278 of offering costs in the year ended December 31, 2019 in connection with the Regulation Crowdfunding offering.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through July 9, 2021, the date the balance sheet was available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.